SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-25416

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K and Form 10-KSB	[ ] Form 11-K	[ ] Form 20-F
	[X] Form 10-Q and Form 10-QSB	[ ] Form N-SAR

For Period Ended:	September 30, 2007

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Universal Property Development and Acquisition Corporation
(Exact Name of Registrant as Specified in its Charter)

14255 U.S. Highway 1, Suite 209
Juno Beach, Florida 33408
(Address of Principal Executive Office)

(561) 630-2977
(Registrant’s telephone number)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Universal Property Development and Acquisition Corporation (the “Registrant”) was not able to complete its Form 10-
QSB for the fiscal quarter ended September 30, 2007, by the close of business on November 14, 2007, because certain accounting and documentation work required for the completion of the review of the Registrant’s consolidated financial statements for the period could not, without unreasonable effort or expense, be completed early enough to allow for the completion of the review of the Registrant’s consolidated financial statements by the filing deadline. The
Registrant does not have a Chief Financial Officer. Thus, the Registrant requires additional time to properly complete and file its Form 10-QSB for the fiscal quarter ended September 30, 2007.

The Registrant will file its Form 10-QSB for the fiscal quarter ended September 30, 2007 no later than the fifth day after the due date of that Form 10-QSB.

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PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Christopher J. McCauley, Vice-President/Secretary	(561) 630-2977
(Name and Title)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       [  ] Yes [X] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Universal Property Development and Acquisition Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2007

By	/s/ Kamal Abdallah
Kamal Abdallah, President

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